October 30, 2013

VIA EDGAR

Peggy Kim

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:	Kimber Resources Inc.

Schedule TO-T filed on October 10, 2013

Filed by Invecture Group, S.A. de C.V.

File No. 5-81581

Dear Ms. Kim:

On behalf of our client, Invecture Group, S.A. de C.V. (the “Bidder”), we hereby acknowledge receipt of the comment letter dated October 18, 2013 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Schedule TO-T (the “Schedule TO”) relating to the Bidder’s offer (the “Offer”) to acquire all of the issued and outstanding common shares (the “Common Shares”) of Kimber Resources Inc., a corporation existing under the laws of British Columbia, Canada (“Kimber”), other than Common Shares owned by the Bidder.

On behalf of the Bidder, we submit this letter in response to the Comment Letter based on information and instructions received from officers of the Bidder. For ease of reference, we have reproduced the text of the Staff’s comments in italics below, followed by the Bidder’s responses.

Offer to Purchase

1.	Comment: We note that the bidder is conducting a tender offer for all of the shares of Kimber Resources, and that the bidder, as the company’s largest shareholder, beneficially owns 19.1% of the shares of Kimber Resources. Please advise as to the applicability of Rule 13e-3 to the tender offer.

Response: Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) does not apply to the Offer because the Offer will not produce either of the going private effects specified in Rule 13e-3(a)(3)(ii)(A) or 13e-3(a)(3)(ii)(B). At the time the Offer was made, Kimber was already eligible to terminate the registration of its

Peggy Kim, Special Counsel

Office of Mergers & Acquisitions

October 30, 2013

Common Shares under Section 12(g) of the Exchange Act and to suspend its reporting obligations under Section 15(d) of the Exchange Act, and the Common Shares were not listed on any national securities exchange or quoted in an inter-dealer quotation system of any registered national securities association. On September 16, 2013, Kimber filed an application for withdrawal of its registration statement on Form F-3. In that application, Kimber said that its board and management had determined that its Common Shares were held of record by less than 300 persons and that it intended to file a Form 15 to terminate the registration of its Common Shares under Section 12(g) of the Exchange Act and suspend its reporting obligation under Section 15(d) of the Exchange Act. Kimber filed a Form 25 on July 22, 2013 to terminate the registration of its Common Shares under Section 12(b) of the Exchange Act, and filed a Form 15 on October 29, 2013 to terminate the registration of its Common Shares under Section 12(g) of the Exchange Act and to suspend its reporting obligation under Section 15(d) of the Exchange Act. Therefore, the Offer would not be deemed to have “caused” any going private effect within the meaning of Rule 13e-3(a)(3)(ii)(A) or 13e-3(a)(3)(ii)(B).

2.	Comment: Please advise as to why Frontera Copper Corporation or Cobre Del Mayo S.A.de C.V. should not be included as bidders on the Schedule TO or revise to add these entities as filing persons. In this regard, we note that FCC negotiated the transaction and entered into a confidentiality agreement with Kimber and that CDM executed an engagement letter with Axemen with respect to the offer.

Response: The Bidder acknowledges that Frontera Copper Corporation (“FCC”) was involved in preliminary discussions in respect of a potential transaction between the Bidder and Kimber and that Cobre Del Mayo S.A. de C.V. (“CDM”) executed an engagement letter with Axemen Resource Capital Ltd. (“Axemen”) in respect of a potential transaction, which would include the Offer, as well as many other potential transactions. FCC is a holding company and wholly-owned subsidiary of the Bidder, and FCC directly holds 71.2% of the common shares and all of the preference shares of CDM. Accordingly, the Bidder directly controls FCC and indirectly controls CDM. The Bidder also owns assets outside of FCC and CDM.

Rule 14d-1(g)(2) under the Exchange Act defines “bidder” in a tender offer as “any person who makes a tender offer or on whose behalf a tender offer is made.” Based on the Staff’s guidance set forth in “Excerpt from Current Issues and Rulemaking Projects Outline – Section II.D.2. Mergers & Acquisitions – Current Issues – Identifying the Bidder in a Tender Offer” and the facts set forth herein, the Bidder respectfully submits that neither FCC nor CDM should be included as bidders on the Schedule TO for the following reasons:

•

The activities undertaken by FCC and CDM relating to a potential transaction with Kimber were undertaken at the direction of the Bidder with a view to efficiently allocating corporate resources among the Bidder and its subsidiaries. FCC, as a Canadian entity with employees in Canada, made initial contact with Kimber, conducted initial discussions with respect to a range of possible transactions and

Peggy Kim, Special Counsel

Office of Mergers & Acquisitions

October 30, 2013

conducted due diligence in Canada as a matter of administrative convenience. Similarly, CDM entered into a general engagement letter with Axemen which contemplates Axemen providing financial advice and assistance in connection with any business combination or financing involving CDM or its affiliates over a two-year term, which included the Offer.

•	As discussed above, at the direction of the Bidder, FCC conducted discussions regarding a range of possible transactions with Kimber. However, the terms of the Offer were negotiated directly by the Bidder and Kimber, with the Bidder proposing the initial terms of the Offer by letter to Kimber on September 12, 2013, the Bidder and Kimber executing a non-binding proposal setting out the key terms of the Offer on September 16, 2013 and the Bidder and Kimber entering into a definitive agreement in respect of the Offer on September 25, 2013 (the “Support Agreement”).

•	Neither FCC nor CDM (i) had any control or influence over the terms of the Offer as negotiated in the Support Agreement and disclosed in the Schedule TO or (ii) have any control or influence over the Offer, including whether any condition to the Offer is waived or whether the Offer is consummated.

•	Neither FCC nor CDM is providing any financing for the Offer – if consummated, the Offer will be funded entirely using the Bidder’s own cash.

•	Adding FCC and/or CDM as named bidders on the Schedule TO would not provide a holder of Common Shares with any additional information that would be material to such holder’s decision to tender to the Offer.

•	If the Offer is consummated, the Bidder will be both the legal and beneficial owner of all Common Shares acquired pursuant to the Offer, and neither FCC nor CDM will have any interest in the securities or assets of Kimber or receive any benefit as a result of the Offer.

3.	Comment: We note that you have disclosed some information regarding the directors and executive officers of the bidder in Appendix B. Please revise to include all of the information required by Items 1003, 1005 and 1008 of Regulation M-A for each person specified in Instruction C to Schedule TO.

Response: The Schedule TO has been amended to include the requested disclosure.

4.	Comment: Please revise to describe whether a subsequent offering period will be available. Refer to Item 1004(a)(1)(iv) of Regulation M-A.

Response: The Schedule TO has been amended to include the requested disclosure.

Peggy Kim, Special Counsel

Office of Mergers & Acquisitions

October 30, 2013

Withdrawal of Deposited Common Shares, page 8

5.	Comment: Please revise to clarify, here and in the sixth full paragraph on page 25, that security holders have withdrawal rights until the expiration of the tender offer. Refer to Rule 14d-7(a)(1).

Response: The Schedule TO has been amended to include the requested disclosure.

Conditions of the Offer, page 20

6.	Comment: We note the disclosure in the second-to-last paragraph on page 21 relating to the bidder’s failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and the bidder fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and a bidder decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, the bidder may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidder should inform holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the bidder’s understanding on both points in your response letter.

Response: The Bidder confirms its understanding that (i) when a condition to the Offer is triggered and the Bidder proceeds with the Offer, in the Staff’s view this constitutes a waiver of the triggered condition and, depending on the materiality of any waived condition to the Offer, the Bidder may be required to extend the Offer and recirculate new disclosure to holders of Common Shares and (ii) if a condition to the Offer is triggered by events that occur during the offer period and before the expiration of the Offer, the Bidder should promptly inform holders of how it intends to proceed, unless the condition is one where satisfaction of the condition may be determined only upon expiration of the Offer.

Other Terms of the Offer, page 27

7.	Comment: We note that the bidder reserves the right to transfer the right to purchase shares pursuant to the offer. Please confirm the bidder’s understanding that any entity to which the bidder assigns the right to purchase shares in the offer must be included as a bidder in the offer. Including additional bidders may require the bidder to disseminate additional offer materials and to extend the term of the offer.

Peggy Kim, Special Counsel

Office of Mergers & Acquisitions

October 30, 2013

Response: The Bidder confirms its understanding that any entity to which the Bidder assigns the right to purchase Common Shares in the Offer must be included as a bidder in the Offer, and that including additional bidders may require the Bidder to disseminate additional offer materials and to extend the term of the Offer. The Bidder notes that it has no current intention to transfer the right to purchase Common Shares pursuant to the Offer to any person.

Background to the Offer, page 31

8.	Comment: Please revise to describe any prior relationship or contacts with Kimber or its executive officers, directors, or major shareholders. Please describe the substance of the discussions at each meeting.

Response: The Schedule TO has been amended to include the requested disclosure.

9.	Comment: Please revise to describe why officers of FCC commenced discussions with Kimber and entered into a confidentiality agreement with Kimber. Please also describe the affiliation with CDM and why it executed an engagement letter with Axemen with respect to the offer.

Response: Please refer to the response to Comment No. 2 above.

The Offer, page 32

10.	Comment: We note that the bidder will amend and extend the offer if the minimum tender condition is lowered to less than 50%. In addition, if the bidder decides to lower the minimum tender condition from 66 2/3% to 50%, the amendment would constitute a material change requiring that at least five business days remain in the offer after such amendment. Please also note that the bidder must expressly announce its decision in a manner reasonably calculated to inform security holders of the amendment or waiver. Please confirm the bidder’s understanding. See Rule 14d-4(d).

Response: The Bidder confirms its understanding of the Staff’s position in Comment No. 10. The Bidder notes that the disclosure on page 32 of the Schedule TO, which is solely intended to summarize the terms of the Support Agreement, directs readers to Section 5 of the Offer – “Extension, Variation or Change in the Offer”, in which the Bidder sets forth the circumstances in which it would be required to extend the offer and confirms that the Bidder will comply with, among other things, the requirements of Rule 14d-4(d).

Peggy Kim, Special Counsel

Office of Mergers & Acquisitions

October 30, 2013

Attached hereto is a written statement of the Bidder providing the acknowledgements requested by the Staff.

If you have any questions concerning the foregoing, please contact the undersigned at (416) 504-0522 or Christian G. Kurtz at (416) 504-0524.

Sincerely,

/s/ Christopher J. Cummings
Christopher J. Cummings

cc:	John Detmold

José Luis Ramos

Invecture Group, S.A. de C.V.

David S. Huntington

Christian G. Kurtz

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Michelle Audet

Blake, Cassels & Graydon LLP

INVECTURE GROUP, S.A. de C.V

Montes Urales 750 piso 3A

Lomas de Chapultepec

CP 11010 México D.F

México

                October 30, 2013

Peggy Kim

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:	Kimber Resources Inc.

Schedule TO-T filed on October 10, 2013

Filed by Invecture Group, S.A. de C.V.

File No. 5-81581

Dear Ms. Kim:

In connection with the response submitted on behalf of Invecture Group, S.A. de C.V. (the “Bidder”) on October 30, 2013 regarding the above captioned Schedule TO-T (the “Schedule TO”), the Bidder hereby acknowledges that:

1.	the Bidder is responsible for the adequacy and accuracy of the disclosure contained in the Schedule TO;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Schedule TO; and

3.	the Bidder may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Invecture Group, S.A. de C.V.

By:	/s/ John Detmold
Name: John Detmold
Title: President and Managing Director